September 20, 2005
VIA FACSIMILE AND EDGAR
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Jeffrey A. Shady, Esq.

Re:	Cornerstone Core Properties REIT, Inc.
Registration Statement on Form S-11
File No. 333-121238
Dear Mr. Shady:
     Cornerstone Core Properties REIT, Inc. (the “Company”) and Pacific Cornerstone Capital, Incorporated (the “Dealer Manager”) hereby request, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), that the effectiveness of the above-referenced registration statement be accelerated to 12:00 p.m., Eastern Time, on Thursday, September 22, 2005, or as soon thereafter as practicable.
     This letter will confirm that the amount of compensation to be allowed or paid to the dealer manager and the arrangements among the Company, the dealer manager and other broker dealers participating in the offering have been reviewed by the National Association of Securities Dealers, Inc. (“NASD”) and the NASD has stated that it has no objections to the compensation and other arrangements.
     The Company and the Dealer Manager each hereby confirm that the Company and the Dealer Manager are aware of their obligations under the Act.
     The Company hereby acknowledges that:
1.	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Securities and Exchange Commission
September 20, 2005

3.	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,

Cornerstone Core Properties REIT, Inc., a Maryland corporation
By:	/s/ Terry G. Roussel
Terry G. Roussel, President

Pacific Cornerstone Capital, Incorporated, a California corporation, as Dealer Manager
By:	/s/ Terry G. Roussel
Terry G. Roussel, President